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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1.   PRESS RELEASE DATED OCTOBER 24, 2006

News Release                            For Immediate Release: October 24, 2006

Polyair Inter Pack Inc. Announces Completion of Sale/Leaseback of Toronto Production Facility and Sale of Pool Equipment Business

TORONTO,  October 24, 2006 - Polyair Inter Pack Inc. (the "Company")  (TSX/AMEX:
PPK) announced today the successful completion of its previously announced sale/leaseback of the Company's Toronto Packaging facility and the sale of Cantar's pool equipment business.

The sale/leaseback of the facility realized cash proceeds of US$7 million, of which US$5.7 million has been applied to reduce bank debt, and US$1.3 million was paid to the holder of the previously granted Put/Call right in order to complete the sale of the property. The Company has also taken back a mortgage on the facility in the principal amount of US$1.4 million, which has been assigned as security to the Company's primary lenders. The Company will continue its packaging operations at the facility.

Cantar has also completed the sale of its pool equipment business and related assets to Montreal-based Competition Pools, Inc. The purchaser has agreed to provide warranty and parts support to Cantar's existing customers.

Mr. Victor D'Souza, interim Chief Executive Officer of the Company, stated that "The completion of both transactions have served to significantly reduce bank debt, and the sale of Cantar's pool equipment business concludes our efforts to sell the operating businesses of the Company's pool division".


Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the US where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc
Phone: (416) 679-6591
Email: sreay@polyair.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: October 25, 2006                  By:/s/MICHAEL FREEL
                                        Michael Freel, Director of Finance